Healthy Choice Wellness Corp.

3800 North 28th Way

Hollywood, FL 33020

September 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Erin Jaskot
Re:	Healthy Choice Wellness Corp.
Registration Statement on Form S-1
File No. 333-274435
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Anderegg and Ms. Jaskot:

Pursuant to its letter dated September 11, 2024, Healthy Choice Wellness Corp. (the “Registrant”) requested that the Securities and Exchange Commission cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, September 12, 2024 at 5:30 p.m. Eastern Time. The Registrant hereby withdraws that request for acceleration.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Registrant hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-274435), as amended, so that it may become effective at 4:30 p.m. Eastern Time on September 13, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Martin T. Schrier to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Schrier at (305) 704-5954.

Very truly yours,

HEALTHY CHOICE WELLNESS CORP.

/s/ Jeff Holman
Jeff Holman
Chief Executive Officer